

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via Email</u>
Michael Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, NC 28277

>   **Re: Chanticleer Holdings, Inc.**
>   **Amendment to Registration Statement on Form S-1**
>   **Filed February 22, 2012**
>   **File No. 333-178307**

Dear Mr. Pruitt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your revised disclosure on pages 3 and 31 regarding your investments in the three Hooters locations in South Africa. We also note your disclosure in the footnotes to the financial statements on page 90 that after the LPs receive their investment back plus a 20% return, the LP interests will be reduced to 20% and the GP interest will increase to 80% in each of these three restaurants. In the summary and business sections, please describe in greater detail this arrangement. For example, please discuss whether the LP interests have received their investment back or what amount has been paid back and discuss the effect that this arrangement has had on the company's financial performance. In addition, please include any related risk factors in the risk factors section.

Other Income, page 23

2.   We note your response to comment 5 of our letter dated December 28, 2011, as well as your related revised disclosure. Please revise your disclosure to quantify and describe the nature of the additional expenses that were discovered.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Angela McHale for Tom Kluck

Tom Kluck
Branch Chief

Cc: Clint Gage
        Roetzel & Andress